EMX ROYALTY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
NINE MONTHS ENDED SEPTEMBER 30, 2019

GENERAL

This Management’s Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", "EMX") has been prepared based on information known to management as of November 7, 2019.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the condensed consolidated financial statements of the Company for the nine months ended September 30, 2019 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

COMPANY OVERVIEW

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with carefully selected royalty acquisitions and strategic investments.  EMX’s portfolio mainly consists of properties in North America, Europe, Turkey, and Australia. The Company’s common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX.

HIGHLIGHTS FOR Q3 2019

Financial Update

  Working capital at September 30, 2019 was $81.3 million, with cash comprising $74.1 million.

  EMX had revenue of $1.2 million, loss from operations of $2.3 million, and after-tax loss of $2.4 million. Revenue includes royalty income, optioned property and other property income, interest, and gains on sales of properties and marketable securities. Other items affecting financial results in Q3 include $0.2 million in depletion costs, and a foreign exchange gain of $0.8 million.

  Royalty generation costs totaled $3.6 million not including share-based payments of $1.2 million or recoveries from partners totaling $1.7 million.

  General and administrative expenses totaled $1.2 million, which includes $0.5 million in salaries and consultants, $0.2 million in administrative costs, $0.3 million in professional fees and $0.2 million in investor relations costs.

  Total cash used in operations excluding changes in non-cash working capital items was $2.6 million (see non-IFRS Measure).

  Subsequent to September 30, 2019, the Company received $900 thousand (US$600 thousand) as a partial distribution of the amount owing from IG Copper LLC ("IGC") related to the sale of Malmyzh. Currently IGC is disputing a warranty claim by the buyer of Malmyzh. Further distributions to EMX, if any will be based upon the resolution of the warranty claim.

Operational Update

  In North America, EMX received approximately $247 thousand (US$186 thousand) in revenue from the sale of 128 gold ounces from the Leeville royalty property in Nevada. In the southwestern U.S., partner funded copper exploration programs continued, incurring approximately $1 million in exploration expenditures. EMX's generative programs resulted in the acquisition of three gold projects in Idaho.

  In Scandinavia, partner companies continued to advance multiple EMX royalty properties, and EMX received reimbursements of approximately US$340 thousand for expenditures on partner projects. EMX also continued to identify and acquire new project opportunities, adding multiple new gold and nickel-copper sulfide projects to the portfolio. Summer field programs concluded across Scandinavia with the completion of a variety of sampling, mapping and reconnaissance campaigns. These programs advanced existing royalty projects, including the Gold Line royalty properties (see EMX News release dated September 30, 2019) and Playfair Mining Ltd’s RKV project in Norway (see Playfair news release dated August 12, 2019), and also led to the identification of new royalty generation projects for acquisition. Boreal Metals Corp. continued to produce encouraging drill results from EMX's Gumsberg zinc-lead-silver royalty property in Sweden's Bergslagen mining district (see Boreal News Release dated July 9, 2019). EMX is a leading explorer and holder of mineral rights in Scandinavia.

  In Turkey, the Company received $776 thousand (US$584 thousand) as pre-production payments. As well, the Company executed agreements for the sale of EMX's Alanköy and Trab-23 projects to Kar Mineral Madencilik insaat Turizm Sanayi ve Ticaret A.s., a privately owned Turkish Company, for gold bullion payments, work commitments, and 2.5% NSR royalty interests.

  In Australia, EMX advanced the Queensland Gold project while undertaking discussions with potential partners.

Corporate Update

  Jan Steiert, the Company’s Chief Legal Officer since 2012 retired at the end of September. Her exceptional contributions over the past seven years have been a key piece to the success of EMX.

  Malik Duncan joined the Company as General Counsel at the end of September Mr. Duncan has over 19 years of legal experience, having worked at several multinational corporations and joins EMX from Newmont Goldcorp Corporation. While at Newmont, he held various positions within the Office of the General Counsel and on the executive team of multiple business departments. Mr. Duncan has extensive experience in domestic and international transactions spanning North America, South America, Africa, Asia, and Australia. Prior to joining Newmont, he worked for Lockheed Martin Space and First Data Corporation. Mr. Duncan completed his JD/MBA at the University of Colorado at Boulder.

  Rocio Echegaray will join the Company on November 18th as Corporate Secretary. Ms. Echegaray replaces Ms. Lori Pavle who held the position previously. Ms. Echegaray holds a law degree from the University Federico Villarreal in Lima, Peru. She has worked in the mining industry with publicly listed companies providing corporate secretarial services since 1998.

  Subsequent to Q3, the Company entered into a Term Sheet and Loan Agreement with Boreal Metals Corp. ("BMC") dated October 22, 2019 whereby the Company will loan $800,000 (the "Loan Amount") to BMC for one year, subject to TSX-V approval. The Company has current ownership or control of 12.53% of BMC as reported by EMX in its press release dated October 31, 2019. BMC will pay an effective annual interest rate on the Loan Amount of 8.08% per annum along with a Loan Facility Bonus equal to 5% of the Loan Amount in cash at closing. BMC has the option to postpone the Loan Facility Bonus subject to the same effective annual interest rate as the Loan Amount of 8.08% per annum. The Company has the option to receive the Bonus Fee in shares of BMC at not less than the market price of BMC common shares in accordance with TSX-V Policy. BMC is granting security to the Company in connection with the Loan consisting of: i) a pledge of the issued and outstanding shares of Iekelvare Minerals AB ("Iekelvare"), a wholly-owned subsidiary of BMC; ii) a guarantee of the Loan by Iekelvare; and iii) the obligation to transfer the Gumsberg License (or the issued and outstanding shares of Iekelvare) to the Company if the Loan is in default.

ROYALTY PORTFOLIO REVIEW

EMX's royalty and mineral property portfolio totals over 100 projects on five continents. The following royalty portfolio review includes an overview of the work conducted in Q3 by the Company and its partners. For greater detail on the Company’s royalty portfolio, including specifics on the royalty terms, please refer to the Company’s website (www.EMXroyalty.com) and Asset Handbook.

North America

EMX’s portfolio in North America includes 48 royalty and royalty generation properties in the United States and Canada. There are 23 royalty properties and properties optioned for an EMX royalty interest, five Alliance Exploration Projects (AEPs) that are being advanced under the South32 Regional Strategic Alliance ("RSA"), and 20 royalty generation properties available for partnership in Arizona, Nevada, Utah, and Wyoming. The Company’s Q3 work focused on a) advancing the South32 RSA funded projects and generative exploration for copper in the southwest U.S., b) identifying royalty assets for purchase, and c) generative exploration for gold, resulting in the acquisition by staking of three new projects in Idaho.

  The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Turf, Carlin East, Four Corners and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC (NGM) Barrick-Newmont Nevada joint venture. The Leeville royalty paid approximately $247 thousand (US$186 thousand) during Q3. Royalty production totaled 128 troy ounces of gold that were sourced from the West Leeville (69%), Carlin East (19%) and Turf operations (12%).

  NGM has recently emphasized the "significant growth potential" of the Leeville Complex, which is partially covered by EMX's Leeville royalty (see NGM Analyst Presentation dated September 19, 2019). In particular, the positive potential noted by NGM includes portions of the Four Corners, Rita K, and Full House deposits that are partially covered by EMX's royalty, and have been the subject of drill delineation and underground development. Although the Leeville royalty has under-performed in 2019 relative to expectations, NGM's revitalized focus on advancing the potential of the Leeville Complex highlights the upside optionality of the Leeville royalty property.

  EMX executed a purchase agreement for the sale of the Swift and Selena Carlin-style gold projects in Nevada to Ridgeline Minerals Corporation, a wholly-owned subsidiary of Carlin-Type Holding Ltd ("CTH"), a privately-held British Columbia corporation for cash, shares equal to 9.9% of the outstanding shares, and a 3.25% royalty as well as annual advanced royalties (see EMX news release dated May 30, 2019). In Q3, Ridgeline advanced Swift by the completion of a property-wide gravity survey and reconnaissance rock chip sampling.

  In Alaska, EMX's royalty portfolio in the Goodpaster Mining district, which hosts the Pogo high-grade gold mine, consists of NSR interests ranging from 1%-3% that cover claim blocks aggregated as West Pogo, East Pogo, North Pogo, Divide, the Shaw-Eagle-LMS trend, and the LMS project. This royalty package was acquired from Millrock Resources Inc. (see EMX news releases dated April 24, 2019) and Corvus Gold Inc. (see EMX news release dated May 21, 2019). Millrock's Q3 Goodpaster work included applications for drill permits and heavy equipment access along the Pogo Mine road, as well as soliciting estimates for a five kilometer long drill road and a year-round water source. Completion of these preparations will position Millrock to conduct a drill program at the highly prospective West Pogo project in 2020 (see Millrock news release dated October 1, 2019).

  Work continued under the RSA Agreement with South32 USA Exploration Inc. on five copper porphyry AEPs in Arizona. The work included compiling, integrating, and interpreting results from geologic mapping, geochemical sampling, and geophysical survey field programs in preparation for selecting priority drill targets in Q4, as well as identifying projects for consideration as Designated Projects. EMX also completed logistical preparations for a drill program scheduled to commence in early Q4 at the Copper Basin Designated Project. In addition to the AEP and Copper Basin efforts, generative work was conducted to identify new copper targets for acquisition within the framework of the RSA Agreement. Several new targets were identified for follow-up work and acquisition in Q4.

  The Gold Bar South (GBS) royalty property, located ~40 kilometers northwest of Eureka, Nevada, is controlled by
  McEwen Mining Inc. ("MMI"). EMX’s 1% NSR royalty covers mineralization at the GBS sediment-hosted, oxide gold deposit situated southeast of MMI's Gold Bar North mining operation. At GBS, MMI completed a program of 125 drill holes in Q3. As reported by MMI in an August 20, 2019 news release "several drill holes encountered significant mineralization outside the existing resource. Economic studies and permitting are underway with the objective of incorporating Gold Bar South into the overall mine plan this year, and having permitting in place so that open pit development could begin in late 2020."

Scandinavia

The Company's portfolio in Scandinavia totals 37 royalty and royalty generation projects, the majority of which are being advanced by partner companies. The Company continues to evaluate generative opportunities to grow the royalty portfolio in Sweden and Norway, with a focus on gold, polymetallic VMS and nickel-copper-cobalt projects. Applications for five new projects were filed in Q3, and EMX is advancing discussions with a number of companies regarding additional partnerships. Improvements in the capital markets and rising nickel and gold prices have led to heightened levels of interest in the available EMX projects.

  During Q3, Gold Line Resources ("GLR"), a private British Columbia company, completed geochemical sampling programs, ground magnetic geophysical surveys, detailed geologic mapping, and the sampling of historic drill holes from prospective zones of mineralization on EMX's package of Gold Line royalty properties. GLR also announced that it closed an oversubscribed private financing, having raised $912,750 to fund further exploration on the projects (see EMX news release dated September 30, 2019).

  Playfair Mining (TSX.V-PLY) completed a surface geochemical program at EMX's Rostvangen-Vakkerlien royalty project in Norway (see Playfair Mining news releases dated August 12, 2019). The sampling programs targeted 24 prioritized areas. identified as prospective by Artificial Intelligence ("AI") methods (see www.playfairmining.com/news/playfair-completes-mmi-sampling-on-rkv-ai-targets-in-norway/ for more information). These include areas in and around historic VMS copper mines, as well as nickel-copper-cobalt sulfide prospects, and the projection of those zones of mineralization along a ~30kilometer long trend.

  Boreal Metals Corp. (TSX.V-BMX) announced drill results from EMX's Gumsberg royalty property in Sweden's Bergslagen mining district. The program totaled seven core holes for 1,454.8 meters, and intersected mineralization that included an intercept of 8.04 meters (262.25-270.29 m) averaging 5.12% zinc, 2.27% lead and 93 g/t silver at the Ostra Silvberg prospect (true width approximately 50% of reported interval length) (see Boreal news release dated July 9, 2019). Boreal is planning to follow-up on the encouraging drill results from Ostra Silvberg, as well as in the Vallberget-Loberget area.

  The option agreement for the Slättberg nickel-copper-cobalt project with Sienna Resources (TSX.V-SIE) was extended to December 31, 2019. Under the revised agreement, Sienna will spend at least $250,000 on exploration during the new option period. All other terms of the agreement remain the same (see EMX news release dated December 4, 2017 for the original agreement terms). As a subsequent event, Sienna announced that drilling was underway at Slättberg (see Sienna news release dated October 4, 2019).

  Work continued on the Riddarhyttan project in southern Sweden during Q3, where EMX and partner company South32 commenced a 2,500 meter Phase II drill program to follow-up on the Phase I program completed in Q2.

  EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper project located in the Kiruna mining district of northern Sweden. In Q3, owner Copperstone Resources AB announced the commencement of an 8,000 meter drill campaign at Viscaria (see Copperstone Resources News Release dated September 16, 2019).

Serbia

The Company has three royalty properties in Serbia, including the Brestovac 0.5% NSR royalty covering the Cukaru Peki deposit's Upper Zone high grade copper-gold project and the Lower Zone porphyry copper-gold project (note: the royalty percentage is subject to reduction only as provided in the royalty agreement). EMX also has the Brestovac West royalty covering ground directly to the west of Cukaru Peki which includes NSR royalties of 2% for gold and silver and 1% for all other metals. The Brestovac and Brestovac West royalty properties are included in what has been termed the "Timok Project". Zijin Mining Group Co. Ltd. controls 100% of the Upper Zone, and is in a joint venture with Freeport on the Lower Zone.

In Q3 it was disclosed that Zijin had executed contracts for development of the Upper Zone, and expects initial production in 2021 (see www.zijinmining.com). Further, in September, 2019 it was announced that a Memorandum of Undertsanding ("MOU") was signed between the Government of the Republic of Serbia and Zijin, providing a framework for the development of the Cukaru Peki Upper Zone high grade copper-gold project (see www.rakita.net/en/2019/09/07/agreement-on-construction-of-the-cukaru-peki-mine-was-signed/).

Turkey

EMX holds six royalty properties in Turkey’s Western Anatolia and Eastern Pontides mineral belts. During Q3, the Company partnered the Trab 23 and Alankoy projects, while supporting its existing partners. All projects in Turkey are now partnered. This fulfills an important Company goal for EMX.

  The Turkish operator of EMX's Sisorta royalty property, Bahar Madencilik Sinayi ve Ticaret Ltd Sti, made an AMR payment to EMX of US$125 thousand. Bahar is awaiting approval of its Environmental Impact Assessment proposal before advancing the project towards development.

  The Turkish operator of EMX's Akarca royalty property, Çiftay insaat Taahhüt ve Ticaret A.s., made a 300 ounce gold payment as the cash equivalent of US$459 thousand. Çiftay is awaiting drill permits in order to advance the project.

  The Golcuk royalty property was relinquished to the Turkish goverment by operator Pasinex Resources Limited.

Australia

The Company's portfolio in Australia totals three royalty and royalty generation projects. During Q3 the Company advanced the Queensland Gold project while evaluating new royalty generation opportunities.

  EMX's Queensland Gold project in the Tasman Orogenic belt is one of EMX’s largest projects by area. The Company's work has highlighted multiple zones of gold mineralization associated with suites of Permian-Triassic aged volcanic and intrusive rocks, as well as skarn and replacement styles of mineralization. The Boggy Creek prospect was explored by RTZ in the mid-1990's, including 4 diamond and 21 reverse circulation holes. Many of the historic RTZ holes intercepted long intervals (i.e., >25 meters) of gold mineralization associated with quartz vein stockworks in rhyolitic-dacitic intrusions, typical of intrusion related gold systems (see EMX news release dated August 27, 2019). During Q3, EMX's surface geochemical sampling at Boggy Creek delineated a three kilometer northeast-southwest trend of anomalous gold mineralization warranting follow-up. EMX has also identified additional prospective target areas on the propety for follow-up work. The Queensland Gold project is available, and discussions are progressing with potential partners.

  At the Koonenberry gold property in New South Wales, where EMX has a 3% royalty, the private Australian operator continued exploring both primary gold (quartz reef hosted) and secondary gold occurences (alluvial and elluvial gold). Environmental Approval permits have been granted, which will facilitate an increase in surface exploration work.

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Scandinavia, Serbia, Turkey, and Australia.

OUTLOOK

The Company is utilizing a strong balance sheet to further grow its pipeline of royalty and royalty generation mineral properties. EMX ended Q3 with working capital of $81.3 million, including $72.4 million in cash. EMX is organically generating new royalty properties, while striving to selectively acquire royalty interests and make strategic investments. In Q3, the Company was particularly successful in adding prospective new royalty generation properties in the western U.S. and Scandinavia.

EMX continues to see strong industry interest in its royalty generation properties. In Q3, this interest was marked by the execution of agreements for the sale of EMX's Alanköy and Trab-23 exploration projects (the "Projects") in Turkey to Kar Mineral Madencilik insaat Turizm Sanayi ve Ticaret A.s.. The Kar transaction resulted in the achievement of a major Company goal of having all of EMX's projects in Turkey converted to royalty interests. As EMX continues to execute new agreements for the available royalty generation properties, more than $15 million is expected to be spent by partners advancing EMX's royalty properties during 2019, principally in Scandinavia and the western U.S.

Importantly, two of the Company's key assets, the Leeville royalty in Nevada and the Timok Project royalty in Serbia, are the focus of exploration and development by Nevada Gold Mines LLC and Zijin Mining Group Ltd, respectively. NGM is delineating new reserves, resources, and mineralized trends at Leeville, while Zijin is proceeding on a timeline for initial Upper Zone production in 2021.

The Company's goal is to sustain its royalty generation, royalty acquisition, and strategic investment activities with positive cash flow, as was realized in 2018. The combination of revenue from strategic investments, royalties, advance royalties and other pre-production cash payments has been increasing over time. Continuing into the last quarter of 2019, EMX is well funded to identify new strategic investment opportunities, while further developing a pipeline of royalty and royalty generation mineral properties that provide multiple opportunities for additional cash flow, as well as exploration and production success.

RESULTS OF OPERATIONS

Three Months Ended September 30, 2019

The loss from operations for the three months ended September 30, 2019 ("Q3-2019") was $2.3 million compared to $4.1 million for the prior period’s comparative quarter ("Q3-2018"). The net loss from operations was comprised of revenues and other income for Q3-2019 of $1.2 million (Q3-2018 - $0.8 million) offset by costs and expenses totaling $3.5 million for Q3-2019 compared to $4.8 million for Q3-2018. Other losses for the three months ended September 30, 2019 totalled $0.1 million compared to losses of $1.6 million for the comparative period. The net loss for the period was $2.4 million (Q3 – 2018 - $5.3 million).

Revenues

The Company earns various sources of revenue including royalty income, interest, gains related to the sale of mineral properties and sale of marketable securities, and option revenue earned from mineral property agreements including operator fees on managed projects.

For the three months ended September 30, 2019 compared to September 30, 2018, EMX had the following revenues:

In Thousands of Dollars
Revenue and other income for the three months	September 30,	September 30,
ended	2019	2018

Royalty revenue	$630	$560
Interest income	343	142
Optioned property and other property income	239	111
Loss on sale of projects	-	(57)
	$1,212	$756

Royalty revenue included $247 thousand (Q3 – 2018 - $560 thousand) in royalty income earned from 128 (Q3-2018 – 358) ounces of gold, and $383 thousand (Q3 – 2018 - $202 thousand) in AMR’s and other preproduction payments received. The decrease for the three months ended September 30, 2019 compared to September 30, 2018 for royalty income was mainly the result of a decrease in production ounces received in the current period. In Q3 2019, the average realized gold price for the Leeville royalty was US$1,476 (Q3 2018 - US$1,214) per ounce. Net royalty income from the Leeville royalty will fluctuate as result of a combination of ounces received, average price per ounce, and foreign exchange as a result of the Leeville royalty being paid in USD. The Company also receives additional AMR’s related to other projects and included in royalty income which timing of receipt can fluctuate.

Interest income was earned on the substantial cash balance the Company holds as a result of the prior year distribution from IG Copper's 2018 sale of Malmyzh.

The increase in option property and other property income is the result of an increase in operators and management fees earned from partners in Europe and the US.

Costs and Expenses

Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations and advancement of projects, as well as marketing and communications. Included in these costs is general and administrative costs for the three months ended September 30, 2019 and 2018 comprised of the following:

In Thousands of Dollars
General and administrative expenses for the three	September 30,	September 30,
months ended	2019	2018

Salaries, consultants, and benefits	$492	$336
Professional fees	269	141
Investor relations and shareholder information	201	130
Transfer agent and filing fees	12	23
Administrative and office	234	178
Travel	34	12
	$1,242	$820

The Company has made substantial efforts to date in 2019 related to marketing and communications of both the Company and project portfolio, including the attendance at more industry trade shows. The result is an increase in investor relations and shareholder information costs. Professional fees are incurred depending on acquisition due diligence and other matters which require legal and tax advice and are expected to fluctuate between periods. Many of our personnel expenditures companywide are denominated in United States dollars ("USD") and an increase or decrease in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase or decrease expenditures.

Project and Royalty Generation Costs, Net of Recoveries

Net Royalty generation costs decreased from $2.6 million in Q3-2018 to $1.9 million in Q3-2019 on a net basis. This is a result of an increase in expenditures of $0.2 million in Q3-2019 compared to Q3-2018 including $Nil (Q3-2018 - $0.7 million) of share-based compensation, offset with an increase in recoveries from partners by $0.9 million in Q3-2019 compared to Q3-2018. Royalty generation costs and recoveries from partners vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. The increase in recoveries for Q3-2019 compared to Q3-2018 is directly related to cost recoveries on multiple projects partnered with Boreal and Gold Line in Sweden and Norway, and South32 in Sweden and the US. See the highlights, royalty and project review sections for current activities.

Other

For Q3-2019, the Company incurred a foreign exchange gain of $0.8 million compared to a foreign exchange loss of $0.05 million in Q3-2018. This was directly related to the Company holding significant $US cash balances received in October 2018 related to IG Copper's 2018 sale of Malmyzh.

Nine months ended September 30, 2019

The net loss for the nine months ended September 30, 2019 ("current period) was $11.9 million compared to $10.9 million for the prior year’s comparative period ("prior period"). The loss for the current period was made up of revenues of $3.7 million (2018 - $2.3 million), costs and expenses totaling $12.6 million (2018 - $9.7 million), and other losses totaling $3.0 million (2018 - $4.4 million).

The significant items to note for the current period compared to the prior period are consistent with the significant items for the Q3-2019 and Q3-2018 discussion. In addition, some items to note are:

  In the current period, royalty income was earned for 443 (2018 – 893) ounces of gold totaling $0.8 million (2018 - $1.5 million) offset by gold tax and depletion of $787 thousand (2018 - $1.5 million). The decrease in royalty income was mainly due to a decrease in production ounces. In the nine-month period the average realized gold price was US$1,360 per ounce compared to US$1,283 for 2018.

  In the current period, the Company granted 1,680,000 stock options and granted 346,865 incentive stock grants for aggregate share-based payments of $2.2 million (2018 - $1.6 million) as they relate to the fair value of stock options vested during the period, the fair value of incentive stock grants, and the fair value of share based compensation settled in cash.

  For 2019, the Company incurred a foreign exchange loss of $2.5 million compared to a foreign exchange gain on $0.05 million in 2018. This was directly related to the Company holding significant $US cash balances received in October 2018 related to IG Copper's 2018 sale of Malmyzh.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at September 30, 2019, the Company had working capital of $81 million (December 31, 2018 - $89 million). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

As a result of the Company’s former investment in an associated entity, IGC (Note 8) the Company was due an additional distributions of $2.6 million (US$2 million) related to escrow funds subject to certain conditions and is expected to be released from escrow pending any warranty claims during 2019. Subsequent to September 30, 2019, the Company received US$697,000 as partial payment on the additional amount due.

Management believes with the distribution received as part of the sale of Malmyzh, it will have sufficient working capital to undertake its current business and the budgets associated with those plans for the next twelve months and the foreseeable future.

Operating Activities

Cash used in operations was $9.2 million for the nine months ended September 30, 2019 (2018 - $4.4 million) and represents expenditures primarily on royalty generation and general and administrative expense for both periods, offset by royalty income received in the year. A significant component of cash used in operations was the payment of liabilities accrued as at December 31, 2018 including strategic success bonuses, offset by the $2.6 million payment from IGC, and partner advances related to ongoing programs.

Financing Activities

The total cash provided by financings during the nine months ended September 30, 2019 was $1.8 million (2018 – $6.4 million). The proceeds in the current period were related to the exercise of stock options. The proceeds in the comparative period were comprised of a net of $6.4 million from a credit facility entered into net of repayments, and $86 thousand from the exercise of stock options.

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2019 was $2.1 million compared to $0.7 million for the nine months ended September 30, 2018.

Some of the significant cash investment activities during three months ended September 30, 2019:

  The purchase of fair value through profit and loss investments of $2.5 million.
  The purchase of royalty interests totalling $0.6 million.
  The Company received annual option payments of $133 thousand (2018 – $131 thousand) from Kennecott related to the Superior West property.
  The Company also received approximately $1.0 million in interest income earned on cash balances.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Revenue and other income	$1,212	$1,074	$1,415	$530
Project and royalty generation costs	(3,638)	(5,887)	(1,874)	1,491
Recoveries from partners	1,714	1,669	788	(458)
Share-based payments	114	908	-	220
Net income(loss) for the period	(2,391)	(6,742)	(2,787)	73,027
Basic earnings (loss) per share	(0.03)	(0.08)	(0.03)	0.92
Diluted earnings (loss) per share	(0.03)	(0.08)	(0.03)	0.91

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Revenue and other income	$560	$756	$1,238	$804
Project and royalty generation costs	3,428	(1,489)	(1,733)	1,654
Recoveries from partners	(924)	216	422	(1,212)
Share-based payments	807	-	5	911
Net loss for the period	(5,287)	(5,287)	(1,924)	(323)
Basic loss per share	(0.07)	(0.07)	(0.02)	(0.01)
Diluted loss per share	(0.07)	(0.07)	(0.02)	(0.01)

Certain comparative figures have been reclassified to conform to the current period presentation.

As a result of the reclassifications, loss from operations for the nine months ended September 30, 2018 decreased by $382 thousand as a result of including certain items previously classified as non-operating into revenue and other income including $365 thousand related to the gain on sale of projects, $234 thousand of interest income, and a loss of $217 thousand from the sale of marketable securities. There was no change to the net loss for the period.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

In Thousands of Dollars
		Share-based
For the nine months ended September 30, 2019	Salary or Fees	Payments	Total
David M. Cole, President and CEO	$324	$266	$590
Christina Cepeliauskas, Chief Financial Officer	-	121	121
Jan Steiert, Former Chief Legal Officer	197	121	318
Brian Levet, Director	18	65	83
Brian Bayley, Director	18	65	83
Larry Okada, Director	18	65	83
Michael Winn, Director	60	87	147
Seabord Services Corp. (2)	333	-	333
Total	$968	$790	$1,758

In Thousands of Dollars
		Share-based
For the nine months ended September 30, 2018	Salary or Fees	Payments	Total
David M. Cole, President and CEO	$339	$213	$552
Christina Cepeliauskas, Chief Financial Officer	-	57	57
Kim Casswel, F ormer Corporate Secretary	-	4	4
Jan Steiert, Former Chief Legal Officer	205	57	262
Brian Levet, Director	18	-	18
Brian Bayley, Director	18	-	18
Larry Okada, Director	18	-	18
Michael Winn, Director	58	77	135
Seabord Services Corp. (2)	323	-	323
Total	$979	$408	$1,387

In Thousands of Dollars
Related Party Assets and Liabilities	Service or Term	September 30, 2019	December 31, 2018
Amounts due to:
David M. Cole, President and CEO	Salary and Bonus	$5	$1,501
Christina Cepeliauskas, Chief Financial Officer	Bonus and expense reimbursement	-	238
Jan Steiert, Former Chief Legal Officer	Bonus	11	239
Brian Levet, Director	Fees	6	6
Brian Bayley, Director	Fees	5	5
Michael Winn, Director	Fees and Bonus	20	1,370
Larry Okada, Director	Fees	6	6
		$53	$3,365

(1) Directors fees include US$5 thousand per month and the balance as at December 31, 2018 included US$1 million discretionary bonus paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

(2) Seabord Services Corp. ("Seabord") is a management services company controlled by the Chairman of the Board. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting staff, administration staff and office space to EMX. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by EMX.

On October 16, 2017, the Company issued a note receivable to Revelo Resources Corp. (TSX-V: RVL), a related party by way of a common director for the principal amount of $400 thousand. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20 thousand. As at September 30, 2019, the balance owed to the Company pursuant to the note was $514 thousand (December 31, 2018 - $478 thousand) including accrued interest and bonus fee. The Company continues discussions with RVL on options for repayment of the outstanding balance.

During the nine months ended September 30, 2019, Jan Steiert retired as the Chief Legal Officer for the Company.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the year

Please refer to the unaudited consolidated financial statements for the three and nine months ended September 30, 2019 and audited consolidated financial statements for the year ended December 31, 2018 on www.sedar.com.

Accounting pronouncements not yet effective

Please refer to the unaudited consolidated financial statements for the three and nine months ended September 30, 2019 and audited consolidated financial statements for the year ended December 31, 2018 on www.sedar.com.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

Please refer to the unaudited consolidated financial statements for the three and nine months ended September 30, 2019 and audited consolidated financial statements for the year ended December 31, 2018 on www.sedar.com.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 are consistent with those applied in the Company’s December 31, 2018 audited consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company has identified the following risks and uncertainties which are consisted with those risks identified for the year ended December 31, 2018: Mineral Property Exploration Risks, Revenue and Royalty Risks, Financing and Share Price Fluctuation Risks, Foreign Countries and Political Risks, Competition, Return on Investment Risk, No Assurance of Titles or Borders, Unknown Defects or Impairments in Our Royalty or Streaming Interests, Operators’ Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations, Currency Risks, Exploration Funding Risk, Insured and Uninsured Risks, Environmental Risks and Hazards, Fluctuating Metal Prices,Extensive Governmental Regulation and Permitting Requirements Risks, Key Personnel Risk, Conflicts of Interest, Passive Foreign Investment Company, Corporate Governance and Public Disclosure Regulations and Internal Controls over Financial Reporting.

For details on the above risks and uncertainties, please refer to the MD&A for the year ended December 31, 2018 on www.sedar.com.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of September 30, 2019 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. There have been no changes in the Company’s internal control over financial reporting that occurred during the period ended September 30, 2019, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

At November 7, 2019, the Company had 82,419,760 common shares issued and outstanding. There were also 6,814,700 stock options outstanding with expiry dates ranging from December 22, 2019 to September 30, 2024.

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

  the Company’s ability to achieve production at any of its mineral properties;
  estimated capital costs, operating costs, production and economic returns;
  estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company’s resource and reserve estimates;
  the Company’s expected ability to develop adequate infrastructure at a reasonable cost;
  assumptions that all necessary permits and governmental approvals will be obtained;
  assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  the Company’s expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties; and
  the Company’s activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  uncertainty of whether there will ever be production at the Company’s mineral exploration and development properties;
  uncertainty of estimates of capital costs, operating costs, production and economic returns;
  uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
  risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  risks related to the Company’s ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;
  risks related to the third parties on which the Company depends for its exploration and development activities;
  dependence on cooperation of joint venture partners in exploration and development of properties;
  credit, liquidity, interest rate and currency risks;
  risks related to market events and general economic conditions;
  uncertainty related to inferred mineral resources;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the
  Company’s mineral deposits;
  risks related to lack of adequate infrastructure;
  mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
  commodity price fluctuations;
  risks related to governmental regulation and permits, including environmental regulation;
  risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
  uncertainty related to title to the Company’s mineral properties;
  uncertainty as to the outcome of potential litigation;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
  increased competition in the mining industry;
  the Company’s need to attract and retain qualified management and technical personnel;
  risks related to hedging arrangements or the lack thereof;

  uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;
  risks related to the integration of potential new acquisitions into the Company’s existing operations;
  risks related to unknown liabilities in connection with acquisitions;
  risks related to conflicts of interest of some of the directors of the Company;
  risks related to global climate change;
  risks related to adverse publicity from non-governmental organizations;
  risks related to political uncertainty or instability in countries where the Company’s mineral properties are located;
  uncertainty as to the Company’s passive foreign investment company ("PFIC") status;
  uncertainty as to the Company’s status as a "foreign private issuer" and "emerging growth company" in future years;
  uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting; and
  risks related to regulatory and legal compliance and increased costs relating thereto.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date of this MD&A, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The

Company’s Annual Report on Form 20-F, including the recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EMXroyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

The MD&A may use the terms "Inferred", "Indicated", and "Measured" mineral resources. EMX advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 ("NI 43-101"), the U.S. Securities and Exchange Commission ("SEC") does not recognize these terms under Industry Guide 7. The Company notes that on October 31, 2018, the SEC adopted amendments to modernize the property disclosure requirements for mining registrants, and related guidance, which are currently set forth in Item 102 of Regulation S-K under the Securities Act of 1933 and the Securities Exchange Act of 1934, and in Industry Guide 7. The amendments consolidate mining property disclosure requirements by relocating them to a new subpart of Regulation S-K (Subpart 1300). The amendments will more closely align disclosure requirements and policies for mining properties with current industry and global regulatory practices and standard. Registrants must comply with the new rules for the first fiscal year beginning on or after January 1, 2021.

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable. U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.

EMX has included a performance measure in this news release that does not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS"). The Company has used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change.